CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

7 November 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Cazenove EPT Disclosure	31/10/2006
REG-UBS AG (EPT) EPT Disclosure	31/10/2006
REG-Standard Life Inv. Rule 8.3- Catlin Group	31/10/2006
REG-Lloyds TSB - Securities Administration Rule 8.3 - Catlin	31/10/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC	31/10/2006
REG-Citigroup GM UK Eqty EPT Disclosure	01/11/2006
REG-AllianceBernstein LP Rule 8.3- (Catlin Group Ltd)	01/11/2006
REG-Cazenove EPT Disclosure	01/11/2006
REG-UBS AG (EPT) EPT Disclosure	01/11/2006
REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group	01/11/2006
REG-UBS AG (EPT) EPT Disclosure - Amendment	01/11/2006
REG-Cazenove EPT Disclosure	02/11/2006
REG-UBS AG (EPT) EPT Disclosure	02/11/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd	02/11/2006

11/14

REG-Citigroup GM UK Eqty EPT Disclosure	03/11/2006
REG-UBS AG (EPT) EPT Disclosure	03/11/2006
REG-BlackRock Group Rule 8.3- Catlin Group Ltd	03/11/2006
REG-UBS AG (EPT) EPT Disclosure-Amendment	03/11/2006
REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC	03/11/2006
REG-Catlin Group Limited Holding(s) in Company	03/11/2006
REG-Standard Life Inv. Rule 8.3- CATLIN GRP	03/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	06/11/2006
REG-Cazenove EPT Disclosure	06/11/2006
REG-UBS AG (EPT) EPT Disclosure	06/11/2006
REG-Office of Fair Trade Prior Notice of Merger	06/11/2006
REG-Citigroup GM UK Eqty EPT Disclosure	07/11/2006

Yours faithfully,

Pramila Bharj

Enc.

REG-Cazenove EPT Disclosure
Released: 31/10/2006

RNS Number:2833L
Cazenove
31 October 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	30th October 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
69,091	£4.955p	£4.92p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
69,091	£4.96p	£4.92p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	30th October 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKDKNDBDDPKN

RECEIVED
2006 NOV 13 P 12:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Print

REG-UBS AG (EPT) EPT Disclosure
Released: 31/10/2006

RNS Number:2840L
UBS AG (EPT)
31 October 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	30 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
173,930	4.937500 GBP	4.895000 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
670,222	5.082365 GBP	4.905090 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	27,250	5.08236514 GBP

CFD	SHORT	82,521	4.94005502
CFD	SHORT	299,145	4.90509001
CFD	SHORT	40,000	4.94
CFD	SHORT	90,000	4.91508
CFD	SHORT	41,037	4.92256208
CFD	SHORT	43,963	4.92380001
CFD	LONG	125,000	4.9191

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	31 OCTOBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDGXSXGGLB

RECEIVED
2006 NOV 13 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Standard Life Inv. Rule 8.3- Catlin Group
Released: 31/10/2006

RNS Number:3008L
Standard Life Investments
31 October 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Standard Life Investments
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Stock USD0.01
Date of dealing	30/10/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	5,939,520	3.63
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,939,520	3.63

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	299,145	GBP 4.91
Purchase	310,000	GBP 4.945

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	31/10/06
Contact name	Robbie Storrie
Telephone number	0131-524-2805
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETMBBITMMBJBTF

REG-Lloyds TSB - Securities Administration Rule 8.3 - Catlin
Released: 31/10/2006

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Lloyds TSB Group Plc and its Subsidiaries
Company dealt in	Catlin Group Ltd (CGL)
Class of relevant security to which the dealings being disclosed relate (Note 2)	COM STK USD0.01
Date of dealing	30 October 2006

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,031,665	1.851		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,031,665	1.851		

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	NIL	NIL	NIL	NIL

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details

*T

3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note GBP
TRANSFER OUT	285	N/A
SALE	2,500	4.912

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opt pa: pe 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per ur

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if ap 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing person relating to the voting rights of any relevant securities under any option referrec form or relating to the voting rights or future acquisition or disposal of any relevant : which any derivative referred to on this form is referenced. If none, this should be stat

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	31 October 2006
Contact name	Aaron Mayoss
Telephone number	020 7921 3134
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Lloyds TSB - Securities Administration

REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC
Released: 31/10/2006

RNS Number:3025L
Fidelity International Ltd
31 October 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	CATLIN GROUP LIMITED
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	30 OCTOBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,388,578	(9.40%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,388,578	(9.40%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
BUY	21,800	4.9120 GBP/SHARE
SALE	21,800	4.9120 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	31 OCTOBER 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree /offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKDKBQBDDBKN

RECEIVED
2006 NOV 13 P 12:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 01/11/2006

RNS Number:3489L
Citigroup Global Markets UK EqtyLtd
01 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	31 October 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
	GBP	GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price
17,096	GBP 5.0000	GBP 4.9100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric(

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri(

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	01 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMIIFVTLDLLIIR

RECEIVED
2006 NOV 13 P 12:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-AllianceBernstein LP Rule 8.3- (Catlin Group Ltd)
Released: 01/11/2006

RNS Number:3590L
AllianceBernstein LP
01 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	AllianceBernste:
Company dealt in	Catlin Group Ltc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	31 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)
(1) Relevant securities	12,753,418	7.79%
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	12,753,418*	7.79%

* NB: Total shares may have been affected by shares received (delivered) as part of an in specie transfer in (out) since the last disclosure.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)
(1) Relevant securities	N/A	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	N/A	N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
N/A	N/A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per ui
Sale	1,114	4.95

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Pric
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry dat
N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Nc
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price pe1 (Note 5)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9)
[DEL:YES:DEL]/NO

Date of disclosure	1 November 2006
Contact name	Clair Gibson
Telephone number	+44-207-470-1625
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUGACGUPQGUG

REG-Cazenove EPT Disclosure
Released: 01/11/2006

RNS Number:3627L
Cazenove
01 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	31st October 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
126,771	£4.9175p	£4.9175p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
126,771	£4.91875p	£4.91875p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	1st November 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKDKDDBDDADK

REG-UBS AG (EPT) EPT Disclosure
Released: 01/11/2006

RNS Number:3718L
UBS AG (EPT)
01 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	31 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
8,880	5.0150 GBP	4.9216 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
412,952	4.999995 GBP	4.9100 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	147,192	5.00 GBP

CFD	SHORT	57,636	4.9138 GBP
CFD	SHORT	8,867	4.9151 GBP
CFD	SHORT	42,500	4.9100 GBP
CFD	SHORT	147,192	4.999995 GBP
CFD	SHORT	42,500	5.0850 GBP
CFD	LONG	42,500	5.0850 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Date of disclosure	01 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDBRGGGGLB

REG-Legal&Gen Inv Mgmnt Rule 8.3- Catlin Group
Released: 01/11/2006

RNS Number:3793L
Legal & General Investment Mgmnt Ld
01 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Lt
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares USD 0.01
Date of dealing	31 October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	4,952,635	3.02%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	4,952,635	3.02%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (N
Sale	23,000	GBP 4.92375

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	01 November 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUAOORNNRARAA

Print

REG-UBS AG (EPT) EPT Disclosure - Amendment
Released: 01/11/2006

RNS Number:4102L
UBS AG (EPT)
01 November 2006

This announcement replaces the previous RNS announcement reference 3718L released at 12:07pm 01 NOVEMBER 06. Amendment made to 2.(a) Total number of securities purchased due to an IT error. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	31 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
18,084	5.0150 GBP	4.9216 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
412,952	4.999995 GBP	4.9100 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	147,192	5.00 GBP
CFD	SHORT	57,636	4.9138 GBP
CFD	SHORT	8,867	4.9151 GBP
CFD	SHORT	42,500	4.9100 GBP
CFD	SHORT	147,192	4.999995 GBP
CFD	SHORT	42,500	5.0850 GBP
CFD	LONG	42,500	5.0850 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	01 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMUUGRWGUPQGMG

REG-Cazenove EPT Disclosure
Released: 02/11/2006

RNS Number:4339L
Cazenove
02 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	1st November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
12,500	£5.01p	£5.01p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
12,500	£5.01p	£5.01p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	2nd November 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKBKPKBDDKDK

REG-UBS AG (EPT) EPT Disclosure
Released: 02/11/2006

RNS Number:4421L
UBS AG (EPT)
02 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	01 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
15,428	5.0200 GBP	5.0100 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	02 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDBISGGGLD

REG-Fidelity Int Ltd Rule 8.3- Catlin Group Ltd
Released: 02/11/2006

RNS Number:4584L
Fidelity International Ltd
02 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	01 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,613,278	(9.54%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,613,278	(9.54%)		

ADDITIONAL DIFFERENCE IN TOTAL HOLDINGS IS DUE TO NON MARKET TRANSACTION

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
BUY	250,000	4.9900 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	02 NOVEMBER 2006
Contact name	SOPHIE HUGHES
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKBKKQBDDDDK

RECEIVED
2006 NOV 13 P 12: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 03/11/2006

RNS Number:5094L
Citigroup Global Markets UK EqtyLtd
03 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	01 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
	GBP	GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price
10,000	GBP 5.0200	GBP 5.0200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	E c

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	03 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFVALLLVIIR

REG-UBS AG (EPT) EPT Disclosure
Released: 03/11/2006

RNS Number:5177L
UBS AG (EPT)
03 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	02 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
34,855	5.0125 GBP	5.0050 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	03 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDBSBGGGLX

REG-BlackRock Group Rule 8.3- Catlin Group Ltd
Released: 03/11/2006

RNS Number:5232L
BlackRock Group
03 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Catlin Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	USD0.01 Ordinary shares
Date of dealing	2nd November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	8,058,112	4.92%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,058,112	4.92%

(b) Interests and short positions in relevant securities of the company, other than the c:

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	4,827	GBP 5.02
Sale	469,911	GBP 5.00
Sale	1,421	GBP 5.0048

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...
...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	3rd November 2006
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUOSARNORARAA

Print

REG-UBS AG (EPT) EPT Disclosure-Amendment
Released: 03/11/2006

RNS Number:5347L
UBS AG (EPT)
03 November 2006

This announcement replaces the previous RNS announcement reference 4102L released at 17:38pm 01 NOVEMBER 06. Amendment made to 2.(a) Total number of securities sold due to a deleted trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	31 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
18,084	5.0150 GBP	4.9216 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
265,760	4.999995 GBP	4.9100 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	147,192	5.00 GBP
CFD	SHORT	57,636	4.9138 GBP
CFD	SHORT	8,867	4.9151 GBP
CFD	SHORT	42,500	4.9100 GBP
CFD	SHORT	42,500	5.0850 GBP
CFD	LONG	42,500	5.0850 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	01 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBXBDBGXGGGLX

REG-Fidelity Int Ltd Rule 8.3- Catlin Group PLC
Released: 03/11/2006

RNS Number:5365L
Fidelity International Ltd
03 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	CATLIN GROUP LTD
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	02 NOVEMBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	16,213,278	(9.90%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,213,278	(9.90%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
BUY	600,000	5.0065 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 NOVEMBER 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETAKNKKQBDDODK

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 03/11/2006

RNS Number:5441L
Catlin Group Limited
03 November 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		1,005,100
BARCLAYS CAPITAL NOMINEES LIMITED		551,174
BARCLAYS CAPITAL NOMINEES LIMITED		505,100
BNP PARIBAS		35,910
BOISS NOMINEES LTD	4224361	116,391
CHASE NOMINEES LTD	16376	62,898
CHASE NOMINEES LTD	20947	4,855,804
CHASE NOMINEES LTD	21359	116,089
CHASE NOMINEES LTD	28270	62,290
CHASE NOMINEES LTD	28270	42,963
CIBC MELLON GLOBAL SECURITIES		26,010
Clydesdale Nominees HGB0125	120192701	5,000
INVESTORS BANK AND TRUST CO.		2,311
INVESTORS BANK AND TRUST CO.		66,298
INVESTORS BANK AND TRUST CO.		1,361,477
INVESTORS BANK AND TRUST CO.		1,683
INVESTORS BANK AND TRUST CO.		565,004
INVESTORS BANK AND TRUST CO.		87,886
INVESTORS BANK AND TRUST CO.		47,307
JP MORGAN (BGI CUSTODY)	16331	28,064
JP MORGAN (BGI CUSTODY)	16341	123,866
JP MORGAN (BGI CUSTODY)	16341	68,458
JP MORGAN (BGI CUSTODY)	16344	45,375
JP MORGAN (BGI CUSTODY)	16345	68,829
JP MORGAN (BGI CUSTODY)	16400	960,562
JP MORGAN (BGI CUSTODY)	18409	113,350
JPMORGAN CHASE BANK		224,365
JPMorgan Chase Bank		57,594
Master Trust Bank		28,914
Mellon Trust - US CUSTODIAN /		59,200

MELLON TRUST OF NEW ENGLAND	36,507
NORTHERN TRUST BANK - BGI SEPA	67,515
NORTHERN TRUST BANK - BGI SEPA	90,372
STATE STREET BANK & TRUST - WI	59,777
STATE STREET BANK & TRUST - WI	11,513
STATE STREET BOSTON	66,121
STATE STREET TRUST OF CANADA -	60,322
The Northern Trust Company - U	44,171
Trust & Custody Services Bank	46,572
Total	11,778,142

5. Number of shares / amount of stock acquired

408,256

6. Percentage of issued class

0.25%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 30 OCTOBER 2006. "SHARES ACQUIRED" IS INCREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

2 November 2006

12. Total holding following this notification

11,778,142

13. Total percentage holding of issued class following this notification

7.19%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

3 November 2006

any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUOAVRNWRARAA

REG-Standard Life Inv. Rule 8.3- CATLIN GRP
Released: 03/11/2006

RNS Number:5525L
Standard Life Investments
03 November 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Standard Life Investments
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Stock USD0.01
Date of dealing	02/11/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security de

	Long Number	(%)
(1) Relevant securities	6,005,794	3.67
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,005,794	3.67

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	Sh Nu
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note
Purchase	18,109	GBP 5.0125
Purchase	48,165	GBP 5.00

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price pe

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (: 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	03/11/06
Contact name	Robbie Storrie
Telephone number	0131-524-2805
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUGPGGUPQGQW

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 06/11/2006

RNS Number:5834L
Citigroup Global Markets UK EqtyLtd
06 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	03 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
253,368	GBP 5.1000	GBP 5.0050

Total number of securities sold	Highest price received (Note 3)	Lowest price
258,368	GBP 5.0500	GBP 5.0465

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

Date of disclosure	06 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFIILFLRIIR

REG-Cazenove EPT Disclosure
Released: 06/11/2006

RNS Number:5881L
Cazenove
06 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary US$ 0.01c
Date of dealing	3rd November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
485,825	£5.0715p	£5.005p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
485,825	£5.0715p	£5.01p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	6th November 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 6)	Cazenove are broker to Catlin Group Limited

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKAKPKBDDODK

REG-UBS AG (EPT) EPT Disclosure
Released: 06/11/2006

RNS Number:5932L
UBS AG (EPT)
06 November 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	03 NOVEMBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
40,236	5.0950 GBP	5.0025 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
39,111	5.0400 GBP	5.0025 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	06 NOVEMBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDBRXGGGLL

REG-Office of Fair Trade Prior Notice of Merger
Released: 06/11/2006

RNS Number:6307L
Office of Fair Trading
06 November 2006

ENTERPRISE ACT 2002 - PRIOR NOTICE OF MERGERS

The OFT gives notice under Section 99(1) of the Enterprise Act 2002 (the Act) that a Merger Notice has been given under Section 96 of the Act in respect of proposed arrangements for:

Anticipated acquisition by Catlin Group Ltd of Wellington Underwriting plc

The period for considering this Notice will expire on 1 December 2006 unless extended by the OFT under Section 97(2) of the Act.

Affected sector: Financial Services.

Representations about the anticipated merger may be made by 17 November 2006 to:

Ms Annette Baxter

OFT

Mergers Branch

Fleetbank House

2-6 Salisbury Square

London EC4Y 8JX

FAX: (020) 7211 8916

Email: annette.baxter@oft.gsi.gov.uk

END

PNMAKAKQABDDODK

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 07/11/2006

RNS Number:6544L
Citigroup Global Markets UK EqtyLtd
07 November 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	06 November 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
90,268	GBP 5.1200	GBP 5.0800

Total number of securities sold	Highest price received (Note 3)	Lowest price
95,268	GBP 5.1500	GBP 5.0968

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	E

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pric

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	07 November 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMIIFFALELDIIR